

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 7, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SHELL INTERNATIONAL FINANCE B.V., guaranteed by ROYAL DUTCH SHELL PLC under the Exchange Act of 1934.

- 2.000% Guaranteed Notes due 2024

- 2.375% Guaranteed Notes due 2029

- 3.125% Guaranteed Notes due 2049

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.